MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the "Circular") is furnished to shareholders of Intier Automotive Inc. (the "Corporation" or "Intier Automotive") in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held at The Design Exchange, Toronto-Dominion Centre, 234 Bay Street, 2nd Floor, Toronto, Ontario, Canada, on Wednesday, May 7, 2003, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "Notice").

This Circular, the Notice and the accompanying form of proxy are first being mailed to shareholders of the Corporation on or about April 3, 2003. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form of proxy for the Class A Subordinate Voting Shares are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management nominees where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy may, in addition to revocation in any other manner permitted by applicable Canadian law, revoke the proxy within the time periods described in this Circular, by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive office of the Corporation at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7; (ii) the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Secretary of the Corporation; or (iii) the office of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, U.S.A. 80401 (Mailing address: P.O. Box 1596, Denver, Colorado, U.S.A. 80201), addressed to the Secretary of the Corporation, not later than 5:00 p.m. (Eastern Standard Time) on the last business day preceding the day of the Meeting, (or any adjournment(s) or postponement(s) thereof) before the commencement thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

Only registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:
(a)

In the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	In the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form of proxy and the Intier Automotive 2002 Annual Report (collectively, the "meeting materials") to the depository and intermediaries for further distribution to Non-Registered Holders. Due to the "non-routine" nature of the business to be conducted at the Meeting (as described in the Notice,) National Instrument 54-101 requires intermediaries to forward the meeting materials to all Non-Registered Holders and receive voting instructions from them, regardless of whether a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders will either:
(a)

Be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

(b)

Less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation, Computershare Trust Company of Canada or Computershare Trust Company Inc., as described above. This proxy need not be signed by the Non-Registered Holder.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.

A Non-Registered Holder may revoke a voting instruction form (or proxy) given to an intermediary, at any time, by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form (or proxy) that is received by the intermediary less than seven days prior to the Meeting.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form of proxy will be voted for or withheld from voting (abstain) on the election of directors, the reappointment of the Auditors and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of the Auditors; and will be voted for, against or withheld from voting (abstain) on the resolution set out in Schedule A approving the Corporation's Canadian and U.S. employee deferred profit sharing plans and U.K. employee share incentive plan referred to therein (the "DPSP Resolution"), in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular, FOR the reappointment of Ernst & Young LLP as Auditors and the authorization of the Audit Committee of the Board of Directors to fix the Auditors' remuneration, and FOR the approval of the DPSP Resolution.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments or postponements thereof. As of the date of this Circular, the Corporation is not aware of such amendments or any other matter to be addressed at the meeting.

RECORD DATE

The board of directors of the Corporation (the "Board") has fixed the close of business on March 27, 2003 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares of the Corporation at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 25, 2003 there were issued and outstanding 5,481,191 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at March 25, 2003 there were issued and outstanding 42,751,938 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 20 (twenty) votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at March 25, 2003:

	Class of Shares	Number of Shares	Percentage of Class
Magna International Inc. (1)	Class B	7,324,932	17.13%
893898 Ontario Inc. (1) (2)	Class B	7,882,961	18.44%
2004189 Ontario Inc. (1) (2)	Class B	11,565,159	27.05%
989891 Ontario Inc. (1) (2)	Class B	15,978,886	37.38%
State Street Research & Management Company	Class A	832,300	15.19%
Donald Walker	Class A	700,000	12.77%

(1)

The Stronach Trust controls Magna International Inc. ("Magna") through its indirect ownership of 726,829 Class B shares of Magna, such shares representing 66.29% of the total votes attached to Magna's outstanding voting securities. Mr. Frank Stronach, the founder and Chairman of Magna, and Ms. Belinda Stronach, the Chairman and a director of the Corporation and the President and Chief Executive Officer of Magna, together with two other members of their family, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2)	893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

Management, on behalf of the Board of Directors, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditors' Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditors' Report are included in the Corporation's 2002 Annual Report which is being mailed to shareholders with the Notice and this Circular.

MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on May 31, 2001 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors was reduced to nine as Mr. Frank Stronach resigned effective March 25, 2003 as Chairman and as a member of the Board of Directors of the Corporation. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the nine (9) persons whose names are set forth below, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. A shareholder may withhold his/her vote with respect to any individual nominee by striking a line through the particular nominee's name in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted either for the election of such other person or persons as management may select , or for the election of the remaining nominees named in the form of proxy if the Board further reduces the number of directors in accordance with applicable law prior to the Meeting. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws. The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 25, 2003:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class
Donald J. Walker (3)	46	May 31, 2001	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	700,000 / 12.77%	Nil
Flavio Cotti	63	March 27, 2002	None	Corporate Director	Nil	Nil
Neil G. Davis (2) (3)	47	August 9, 2001	None	Partner, Davis Webb Schulze & Moon (Barristers and Solicitors)	288 (5)	Nil
Louis E. Lataif (1) (4)	64	August 9, 2001	None	Dean of the School of Management of Boston University	1,488 (5)	Nil
Edward C. Lumley (1)(2)	63	August 9, 2001	None	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	2,288 (5)	Nil
Rudolf Streicher	64	August 9, 2001	None	Consultant	288 (5)	Nil
Belinda Stronach (2)	36	August 9, 2001	Chairman	President and Chief Executive Officer, Magna International Inc.	Nil	42,751,938/ 100% (6)
Siegfried Wolf	45	March 27, 2002	None	Executive Vice-Chairman, Magna International Inc.	10,000 (5)	Nil
Lawrence Worrall (1)(3)	59	August 9, 2001	None	Corporate Director	288 (5)	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Health and Safety and Environmental Committee.
(4)	Lead Director of the Board of Directors.
(5)	These shares represent less than 1% of the class.
(6)

These Class B Shares are owned directly and indirectly by Magna. 445327 Ontario Limited owns 726,829 Class B Shares of Magna, such shares representing approximately 66.29% of the votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. Mr. Frank Stronach, Chairman of Magna and Ms. Belinda Stronach, President and Chief Executive Officer of Magna and Chairman and a director of the Corporation, and two other members of their family are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

All of the management nominees were elected as of the dates indicated in the above table. Each of the nominees have held the principal occupation identified above for the past five years with the exception of the following individuals:
(1)

Donald Walker - Mr. Walker was appointed President and Chief Executive Officer of Intier Automotive effective on February 21, 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2)

Flavio Cotti - Mr. Cotti is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat S.p.A. and Georg Fischer Ltd and a member of the Board of Trustees of the Jacobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Home Affairs from 1988 to 1992 and Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3)

Rudolf Streicher - Dr. Streicher, currently a consultant since 2000, was Chief Executive Officer of OIAG prior to that time in 1999 and part of 2000. He is the Chairman of the Supervisory Board of Voest-Alpine Stahl AG and Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(4)

Belinda Stronach - Ms. Stronach was appointed President of Magna on January 14, 2002. Prior to this appointment, Ms. Stronach served as Vice-Chairman and Chief Executive Officer of Magna from February 21, 2001, prior to which she served as an Executive Vice-President of Magna from October 1998 and as Vice-President of Magna's Diversa Group.

(5)

Siegfried Wolf - Mr. Wolf is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Corporation, is currently the Executive Vice-Chairman of Magna (since May 9, 2002). Prior to that time, Mr. Wolf was Vice-Chairman of Magna (since January 14, 2002), prior to which he served as the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001), the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(6)

Lawrence Worrall - Mr. Worrall, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (18 persons) owned beneficially or exercised control or direction over 760,690 Class A Subordinate Voting Shares, or approximately 13.9% of the class, and 42,751,938 Class B Shares, or 100% of the class, as at March 25, 2003.

Board

The Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning and business plan meeting is also held each year. There were six (6) meetings of the Board during fiscal 2002 and there have been an additional two (2) meetings thus far in 2003. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

Mr. Louis E. Lataif was appointed as Lead Director by the Board effective March 25, 2003. The Lead Director's duties include representing the Corporation's outside and unrelated directors in discussions with senior management of the Corporation and Magna as significant shareholder on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management, assisting in the establishment of a Board self-assessment process and performing such other duties and responsibilities as are delegated by the Board from time to time.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee, and has prescribed the responsibilities and mandates of such committees. The Corporation does not have an Executive Committee. Other committees may be established by the Board from time to time as circumstances require.

The Audit Committee, composed of Mr. Worrall (Chairman), Mr. Lataif and Mr. Lumley, operates under the Corporation's by-laws and applicable law in addition to its written mandate. This committee has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board, to evaluate the performance of, review the independence of, review and approve the annual audit and non-audit related fees of, and to make recommendations to the shareholders as to the annual appointment of the Auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders, and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters. The Audit Committee also annually reviews and reassesses the adequacy of its written mandate (charter) and receives and reviews with the Auditors the written disclosures and related letter from the Auditors and reviews and discusses the independence of the Auditors, including the extent of non-audit services provided by the Auditors to the Corporation.

The Health and Safety and Environmental Committee, composed of Mr. Davis (Chairman), Mr. Walker and Mr. Worrall, operates under a written mandate and works directly with the Corporation's human resources management on health and safety and environmental matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. The committee meets quarterly to review significant issues in each area with human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes to the Policy.

The Corporate Governance and Compensation Committee, composed of Mr. Lumley (Chairman), Mr. Davis and Ms. Stronach, operates under applicable law in addition to its written mandate. The Board has delegated to the Corporate Governance and Compensation Committee responsibility for developing the Corporation's approach to corporate governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for preparing the Corporation's response to the TSX Guidelines. This committee also administers compensation related plans, including the Corporation's stock option plan and the newly established Canadian and U.S. pension plans; reviews management succession planning; reviews and makes recommendations to the Board regarding executive compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation. See "Compensation of Directors and Executive Officers - Corporate Governance and Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" below.

Reappointment of Auditors

At the Meeting, the shareholders will be asked to reappoint Ernst & Young LLP as the Auditors of the Corporation, and both the Audit Committee and the Board recommend that the shareholders do so. The persons named in the accompanying form of proxy will therefore, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the reappointment of Ernst & Young LLP as the Auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee of the Board of Directors to fix the Auditors' remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting and will have an opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

Intier Employee Equity Participation and Profit Participation Program

Currently, all of the Corporation's eligible Canadian, U.S., United Kingdom and Austrian employees are members of Magna's employee equity participation and profit participation program, which consists of separate Magna deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria, employee pension plans in certain of such jurisdictions and cash payments to such employees. Each of Magna's deferred profit sharing plans invests primarily in Class A Subordinate Voting Shares of Magna.

Intier Automotive's Corporate Constitution requires that ten percent (10%) of the Corporation's employee pre-tax profits before profit sharing, for each year commencing not later than 2003, be allocated to certain deferred profit sharing plans or defined benefit pension plans for the benefit of the employees of Intier Automotive and its subsidiaries or distributed in the form of cash directly to such employees. Effective for fiscal 2002, the Corporation intends to adopt the Intier Automotive employee equity participation and profit participation program (the "Intier Automotive EEPPPP") to foster participation by its employees in profits and share ownership of the Corporation. After the Intier Automotive EEPPPP is established, participating Intier employees will no longer be entitled to the benefit of any further contributions based on Magna's profitability and will only continue to participate in Magna's employee equity participation and profit participation program to the extent that contributions made prior to 2002 with respect to such employees remain in the Magna plans.

As part of the Intier Automotive EEPPPP, a Canadian deferred profit sharing plan, a U.S. deferred profit sharing plan, and a United Kingdom employee share incentive plan (collectively, the "Intier Automotive DPSP") will be established by the Corporation effective fiscal 2002, subject to the Corporation obtaining the necessary regulatory and shareholder approvals. Each of such plans will invest primarily in Class A Subordinate Voting Shares of the Corporation through a combination of open market purchases and subscriptions of shares issued directly by the Corporation. Intier also intends to establish a similar deferred profit sharing program in Austria which will rely exclusively on open market purchases to satisfy company contribution requirements. Under the Intier Automotive DPSP, seven percent (7%) of the Corporation's employee pre-tax profits before profit sharing must be contributed by the Corporation and participating subsidiary employers each year to such plans for the benefit of eligible employees, other than those Canadian and U.S. employees who have elected to participate in the Corporation's defined benefit pension plan option, in which case the employer's contribution in respect of such employees is reduced to four percent (4%) of the Corporation's employee pre-tax profits before profit sharing. An eligible employee's entitlement each year under the Intier Automotive DPSP is then determined based on his or her individual points (calculated based on base salary and length of service) as compared to the total points of all plan participants.

The aggregate number of Class A Subordinate Voting Shares of the Corporation issuable under the Intier Automotive DPSP is not to exceed an aggregate of 2,500,000 shares, which is allocated based on total employee points as follows:

(a)	Canadian DPSP	1,000,000	Class A Subordinate Voting Shares

(b)	U.S. DPSP	1,300,000	Class A Subordinate Voting Shares

(c)	U.K. Share Incentive Plan	200,000	Class A Subordinate Voting Shares

Subject to the above share issuance limits, it is currently anticipated that the Corporation will effect up to four quarterly share issuances each fiscal year into the Intier Automotive DPSP at a price based on a weighted average trading price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange (the "TSX') at the time of issuance. All contributions under Intier Automotive DPSP are funded one hundred percent by the Corporation and its participating subsidiary employers and accordingly the Corporation does not provide any further form of financial assistance to eligible employees in order to facilitate the purchase of Class A Subordinate Voting Shares issued to the Intier Automotive DPSP.

The policies of the TSX require that the adoption of the Intier Automotive DPSP be approved by a simple majority of the votes cast at the Meeting. The full text of the DPSP resolution is set forth in Schedule A attached hereto.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee operates pursuant to the Corporation's by-laws and its written mandate (charter) as described under "Matters to be Acted on at the Meeting - Board Committees" above. The Audit Committee reviewed its mandate (charter) in November 2002 and will finalize it once the proposed changes to the Nasdaq Stock Market listing standards and all applicable SEC rules relating thereto arising under the Sarbanes-Oxley Act are finalized. The Audit Committee met five (5) times during fiscal 2002 with representatives of the Auditors and, in most cases, representatives of the Corporation's Internal Audit Department.

Each member of the Audit Committee is considered by the Corporation to be "unrelated" under the TSX Guidelines for Effective Corporate Governance, as referenced in Sections 472 to 474 of the TSX Company Manual, and to be "independent" under the existing Nasdaq Stock Market listing standards. The Corporation also considers each committee member to be "financially literate", and the Chairman of the Audit Committee to be an "audit committee financial expert", within the meaning of the proposed rules of the United States Securities and Exchange Commission (the "SEC") promulgated under the Sarbanes-Oxley Act.

Auditors' Independence

The Audit Committee has discussed with the Auditors their independence from management and the Corporation and has considered whether the provision of certain non-audit services is compatible with maintaining the Auditors' independence. Fees paid or payable to the Auditors for services provided in fiscal 2002 and fiscal 2001 (rounded to the nearest thousand dollars) were as follows:

	Fiscal 2001		Fiscal 2002
Audit services (1)		$766,000	$900,000
Audit-related services (2)		$319,000	$140,000
Tax services (3)		$705,000	$498,000
Other services (4)	$	Nil	$20,000

(1)

Includes all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2)

Generally consists of fees paid in respect of assurance and related services (e.g., due diligence), including such things as employee benefit plan audits, due diligence relating to M&A, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)

Includes all fees paid in respect of services performed by the Auditors' tax professionals, except those services required in order to comply with GAAS which are included under "Audit services". Tax services include Canadian, U.S., Mexican and European tax compliance, tax planning and tax advice.

(4)	Consists of fees in respect of all services not falling under any of the foregoing categories.

During 2002, the Audit Committee established certain permitted fee limits for fiscal 2003 in respect of tax planning and compliance services and technical accounting and financial reporting advisory services to be provided by the Auditors in addition to their audit services. The Audit Committee also established at that time a process for the pre-approval by the Audit Committee of all non-audit services.

Audit Committee Report

In connection with the Consolidated Financial Statements for the financial year ended December 31, 2002, the Audit Committee has (1) reviewed and discussed the Consolidated Financial Statements with senior management, (2) discussed with the Auditors the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended, (3) received and reviewed with the Auditors the written disclosures and related letter from the Auditors required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditors the independence of the Auditors as auditors of the Corporation and (4) reviewed with the Auditors their Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an auditors' report thereon. The Audit Committee's responsibility is to monitor and oversee these processes in accordance with its mandate (charter).

Based on these reviews and discussions and a review of the Audit Report, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the Consolidated Financial Statements in the Corporation's 2002 Annual Report, and in the other forms and reports required to be filed by the Corporation with the applicable Canadian securities commissions, the SEC and applicable stock exchanges in respect of the financial year ended December 31, 2002.

The foregoing report is dated as of March 25, 2003 and is submitted by the Audit Committee of the Board:

Lawrence Worrall (Chairman)	Louis E. Lataif	Edward C. Lumley

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation, its subsidiaries and other entities in which the Corporation has an interest, in respect of its most recently completed fiscal years since the Corporation became a reporting issuer with respect to individuals who were, as at December 31, 2002, the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.
		Annual Compensation					Long-Term Compensation
Name and Principal Position	Financial Year	Salary		Bonus		Other Annual Compensation(1)	Securities Under Options Granted	All Other Compensation
Donald J. Walker (2) President and Chief Executive Officer	2002 2001	$ $	315,000 236,250	$ $	4,300,628 3,200,200	- -	- 1,000,000	- -
C. Dennis Bausch (3) Chief Marketing and Strategy Officer	2002 2001	$ $	110,000 60,000	$ $	111,430 181,000	- -	30,000 60,000	- -
Michael E. McCarthy Executive Vice-President and Chief Financial Officer	2002 2001	$ $	110,000 110,000	$ $	340,000 251,700	- -	50,000 50,000	- -
Scott Paradise (4) Executive Vice-President, Sales and Marketing	2002 2001	$ $	100,000 100,000	$ $	400,000 400,000	- -	30,000 20,000	- -
Karl Steiner (5) Executive Vice-President, Sales, Europe	2002 2001	$ $	108,290 75,500	$ $	242,722 272,000	- -	20,000 20,000	$204,783 -
(1)	Perquisites and other personal benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for each of the designated Named Executive Officers.
(2)

Mr. Walker commenced employment with the Corporation on February 21, 2001. Mr. Walker's employment contract provides that he is entitled to an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2001 and 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna.

(3)

Mr. Bausch commenced employment with the Corporation on July 1, 2001. For personal reasons, Mr. Bausch is currently employed on a part-time basis and his compensation level therefore reflects his part-time status.

(4)

Mr. Paradise was neither directly employed nor compensated by the Corporation during 2001 and 2002, but was compensated by a Detroit-based sales representation company. Mr. Paradise's compensation paid by the sales representation company has been fully apportioned to the Corporation as he provided (through the sales representation company) all his services to the Corporation and its subsidiaries during such years.

(5)

Mr. Steiner was compensated in euros during 2002. His compensation has been converted at the rate of euro 1.058 = $1.00, the average rate during that year. Mr. Steiner was compensated in Deutschemarks during 2001. His compensation has been converted at the rate of DM2.186 = $1.00, the average exchange rate during that year.

Stock Option Plans, Grants and Exercises

Effective August 9, 2001, Intier Automotive adopted an incentive stock option plan in order to provide incentive stock options and stock appreciation rights in respect of its Class A Subordinate Voting Shares to eligible directors, officers and employees of the Corporation and its subsidiaries and to persons engaged to provide management or consulting services to the Corporation and its subsidiaries (the "Stock Option Plan"). Each option is exercisable in such manner as determined at the time of the grant, and the options granted will be for terms not exceeding ten years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is six million Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Corporation's Class A Subordinate Voting Shares on the TSX (with respect to options denominated in Canadian dollars) or on the Nasdaq National Market ("Nasdaq") (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant.

As at December 31, 2002, options to purchase an aggregate of 3,155,000 Class A Subordinate Voting Shares at prices ranging from Cdn.$21.00 to Cdn.$29.40 and U.S.$13.72 to U.S.$18.78 per share were outstanding under the Corporation's Stock Option Plan. The vesting period for each grant is 5 years, with the expiration dates ranging from July 31, 2011 to July 31, 2012.

The following table sets forth certain information with respect to the grant of options under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2002:

Options Granted During the Financial Year Ended December 31, 2002 to Named Executive Officers
Name	Class A Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted in the Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
C. Dennis Bausch	30,000	4.23%	Cdn.$26.85	Cdn.$26.85	July 31, 2012
Michael E. McCarthy	50,000	7.04%	Cdn.$26.85	Cdn.$26.85	July 31, 2012
Scott Paradise	30,000	4.23%	U.S.$16.40	U.S.$16.40	July 31, 2012
Karl Steiner	20,000	2.82%	U.S.$16.40	U.S.$16.40	July 31, 2012

The Named Executive Officers did not exercise any options to acquire Class A Subordinate Voting Shares of the Corporation during the financial year ended December 31, 2002. The following table provides certain information with respect to options for securities of the Corporation exercisable by the Named Executive Officers during fiscal 2002 as well as the fiscal 2002 year end option values of all options granted to such persons up to December 31, 2002:

Named Executive Officers' Aggregate Option Exercises During the Financial Year Ended December 31, 2002 and Financial Year-End Option Values
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise ($)	Unexercised Options at December 31, 2002 (1)		Value of Unexercised in-the-Money Options at December 31, 2002 (2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Walker	Nil	Nil	400,000	600,000	Nil	Nil
C. Dennis Bausch	Nil	Nil	30,000	60,000	Nil	Nil
Michael E. McCarthy	Nil	Nil	30,000	70,000	Nil	Nil
Scott Paradise	Nil	Nil	14,000	36,000	Nil	Nil
Karl Steiner	Nil	Nil	12,000	28,000	Nil	Nil

(1)	Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan.
(2)	The Class A Subordinate Voting Share closing price on December 31, 2002 on the TSX was Cdn.$17.40 and on Nasdaq was U.S.$11.00.

Pension Plans

None of the executive officers, including the Named Executive Officers participate in any Magna or Corporation provided pension plans, including the Corporation's Canadian and U.S. defined benefit pension plans.

Employment Contracts

Prior to completion of the Corporation's initial public offering, the Corporation entered into an employment contract with Mr. Walker in connection with his agreement to serve as President and Chief Executive Officer of Intier Automotive commencing February 21, 2001 and continuing until terminated in accordance with its provisions. Mr. Walker's employment contract provides for a base salary of $315,000 per annum and an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2001 and 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna. His employment contract also provides for the grant of 1,000,000 stock options (see "Compensation of Directors and Executive Officers - Stock Option Plans, Grants and Exercises" above), maintenance of the ownership of a declining minimum number of Intier Automotive Class A Subordinate Voting Shares by Mr. Walker, certain insurance and other fringe benefits, and certain confidentiality and non-competition obligations. The agreement also contains a termination provision permitting Mr. Walker's employment to be terminated by the Corporation by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance to Mr. Walker. Mr. Walker may also voluntarily resign his employment with the Corporation with notice. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Walker.

The employment contracts or arrangements for Messrs. Bausch and McCarthy generally provide for base salaries, annual cash bonuses based on a specified percentage of the pre-tax profits before profit sharing of the Corporation with, in certain cases, the provision for minimum fixed bonuses in certain periods, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving advance written notice of termination for a minimum time period or by paying a retiring allowance or making a payment in lieu thereof.

Mr. Steiner has an employment contract with a European subsidiary of the Corporation which provides for a base salary, an annual bonus based on a specified percentage of the adjusted earnings before interest and tax of Intier Automotive's European operations (with certain contractual guaranteed bonuses in respect of fiscal 2002 and 2003); the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares; the provision by the European subsidiary of a company car as well as life insurance and disability insurance benefits for Mr. Steiner, confidentiality obligations, and non-solicitation and non-competition restrictions. The employment contract also provides that the employment may be terminated by giving advance written notice of termination for a minimum time period during which time Mr. Steiner's salary and bonus will continue to be paid.

In his capacity as Executive Vice-President, Sales and Marketing, Mr. Paradise does not have any employment contract with, nor did he receive any direct remuneration from Intier Automotive during fiscal 2002, other than the 30,000 options to acquire Class A Subordinate Voting Shares of the Corporation referred to in the "Summary Compensation Table" above. Mr. Paradise was compensated during fiscal 2002 and 2001 by a Detroit-based sales representation company.

No payments are required to be made under any employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation to the Named Executive Officers pursuant to such contracts for severance is approximately $12.3 million in the aggregate.

Directors' Compensation

Directors who are not the Corporation's employees or employees of Magna are currently paid an annual base retainer fee of $20,000 (of which a minimum of $10,000 is paid in Class A Subordinate Voting Shares) and an annual retainer fee of $2,500 is paid to each director who is not one of the Corporation's or Magna's employees for services on each board committee of which he or she is a member. Those directors who are not the Corporation's employees or employees of Magna will also be paid $1,000 for attendance at each meeting of the Board of Directors and of each committee of the Board of Directors on which they serve. The chairman of each board committee who is not one of the Corporation's or Magna's employees is paid an additional annual fee of $8,000 for the Audit Committee, and Corporate Governance and Compensation Committee, and $4,000 for the Health and Safety and Environmental Committee. The Lead Director of the Corporation is also entitled to an additional annual retainer fee of $8,000. Compensation for board and committee work and travel days ($1,500 per day) and for the execution of written resolutions ($250 per resolution) is also provided to those directors who are not employed by the Corporation or Magna.

Under the Corporation's Stock Option Plan described below, existing members of the Board of Directors who are not the Corporation's employees received a grant of options for 10,000 of the Corporation's Class A Subordinate Voting Shares effective upon election as a director and a new grant of options will be made following the completion of each five continuous years of service as a member of the Board of Directors. Ms. Stronach has subsequently surrendered without compensation by the Corporation her entire interest in such options. The director options vest 20% on the date of grant and 20% on each of the next four anniversary dates of the date of grant. Mr. Siegfried Wolf was also granted an additional 50,000 options to acquire Class A Subordinate Voting Shares at a price of U.S.$13.72 per share in conjunction with the Corporation's initial public offering in addition to the 10,000 options he received as a member of the Board.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board is comprised of Mr. E.C. Lumley (Chairman), Mr. N.G. Davis and Ms. B. Stronach, the majority of whom are not employees, officers or former officers of the Corporation or its affiliates. The committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the President and Chief Executive Officer and to review recommendations of the President and Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The committee also has certain other responsibilities including the administration of the Stock Option Plan and the newly established Canadian and U.S. pension plans, and is generally responsible for developing the Corporation's approach to corporate governance issues and assessing the effectiveness of the system of corporate governance at the Corporation as a whole, and other matters. See "Statement of Corporate Governance Practices - The Toronto Stock Exchange Guidelines" below.

Report on Executive Compensation

The Corporation's heritage as a Magna subsidiary means that it has adopted Magna's unique, entrepreneurial corporate culture which has evolved since Magna's founding approximately four decades ago. There are several key elements of this entrepreneurial culture. Firstly, the Corporation consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases Intier Automotive's flexibility, customer responsiveness and productivity. Secondly, incentive-based compensation (such as variable profit-based bonuses and stock option grants) represents in most cases the majority of each senior manager's total compensation package. Under this variable compensation "risk and reward" philosophy, operational and corporate management have the incentive to emphasize consistent medium-term and long-term profitability in order to provide such individuals with the potential to earn higher compensation than other management in comparable positions within the Corporation's industry peer group. In contrast, during periods of cyclical downturns, management compensation is reduced. The grant of stock options with longer term vesting provisions to senior corporate and operational management and the inclusion of minimum share maintenance provisions in their employment agreements also provide additional incentives to management to increase the Corporation's share price and create shareholder value. Finally, the Corporate Constitution attempts to balance the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies which attempt to align employee, management and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable the Corporation to maintain an entrepreneurial environment which encourages management and employee productivity, ingenuity and innovation.

It is the committee's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply Magna's long established compensation philosophies, which have been essential to Intier Automotive's continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Corporation's organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees of Intier Automotive historically participated in the Magna Employee Equity Participation and Profit Participation Program, which consists of a combination of a deferred profit sharing plan, employee pension plans in certain jurisdictions and cash payments to employees. Effective fiscal 2002, the Corporation intends to establish its own employee equity participation and profit participation program which will be substantially similar in structure to the Magna program, whereby the Corporation will contribute or allocate ten per cent (10%) of the Corporation's Employee Pre-Tax Profits Before Profit Sharing to such program.

The committee intends to apply the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below base salaries for comparable positions within a comparator group of North American industrial companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See "Summary Compensation Table" above.

Incentive Compensation. The amount of direct profit participation of management and therefore the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, senior management has an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Variable incentive cash compensation for fiscal 2002 paid to the Named Executive Officers represented on average more than 70% of such individuals' total cash compensation and reflects the improved financial performance of the Corporation and the overall performance of management during fiscal 2002.

Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to "Corporate Management" (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits Before Profit Sharing for such year.

Long-Term Incentives. Minimum stock ownership has been required of all direct profit participators (including executive officers) for many years at Magna and has been continued at Intier Automotive. In addition, stock option grants to senior corporate and operating management have been made in order to encourage members of corporate and operational management to remain with Intier Automotive over the longer term, thereby promoting management stability, and further attempting to align management's interests with those of the Corporation's shareholders and encourage the enhancement of shareholder value. During fiscal 2002 the Corporation granted a total of 710,000 options to acquire Class A Subordinate Voting Shares of the Corporation to various officers of the Corporation and certain of its subsidiaries at exercise prices ranging from Cdn.$21.00 to Cdn.$29.40 and U.S.$16.40 to U.S.$18.78 per share (as applicable). Such options are exercisable until July 31, 2012 and vest in 20% installments over a period of five years.

Written Employment Contracts. The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality and non-competition arrangements. Prior to the renewal and/or material amendment of each such agreement, the committee intends to review the executive officer's compensation in the context of the Corporation's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily "at risk" and incentive based. The committee will conduct a review every two years with its external compensation consultants of comparison compensation as well as its compensation criteria and overall approach to ensure the continued competitiveness of its total compensation and effectiveness in achieving its compensation objectives.

Mr. Walker's annual compensation, long-term compensation awards and other compensation referred to in the Summary Compensation Table reflect the compensation and benefits provided to him under his employment contract with the Corporation which was entered into in fiscal 2001 prior to the Corporation's initial public offering, which was completed in August 2001. The term of Mr. Walker's employment contract is of an indefinite duration.

The Corporation believes that its continued strong, profitable growth positions it for long-term growth in shareholder value, and justifies competitive financial rewards for executive officers which are primarily contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

Edward C. Lumley (Chairman)	Neil G. Davis	Belinda Stronach

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the total cumulative shareholder return (including dividends) until December 31, 2002 for Cdn.$100 invested in Class A Subordinate Voting Shares of the Corporation on August 9, 2001, being the date of the completion of the initial public offering, with the cumulative total return of the S&P/TSX Composite Index for the same period. The December 31, 2002 values of each investment are based on share price appreciation or depreciation plus dividend reinvestment.

Value of Cdn.$100 invested on August 9, 2001

	August 9, 2001	December 31, 2001		December 31, 2002
Intier Automotive Class A Subordinate Voting Shares	Cdn.$100.00	Cdn.$	93.16	Cdn.$	82.39
S&P/TSX Composite Index	Cdn.$100.00	Cdn.$	100.45	Cdn.$	85.96

The total cumulative shareholder return for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$82.39 compared to Cdn.$85.96 for the S&P/TSX Composite Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Excluding routine indebtedness, none of the present or former directors, officers or employees of the Corporation or its subsidiaries or their respective associates were indebted at any time during fiscal 2002 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities. The aggregate amount of indebtedness as at March 25, 2003 to the Corporation and its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $69,000 in the case of present and former directors, officers and employees of the Corporation and its subsidiaries and their respective associates. None of such indebtedness is owed to the Corporation or its subsidiaries by a director, executive officer or senior officer of the Corporation or their respective associates.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Affiliation Agreements

Concurrently with the closing of the initial public offering of the Corporation on August 9, 2001, the Corporation and certain of its subsidiaries entered into new, or amended existing, affiliation agreements dated as of January 1, 2001 with Magna and certain of its subsidiaries to formalize certain aspects of Intier Automotive's relationship with Magna and provide for payment of affiliation fees. The affiliation agreements provide that Magna will:
●

provide the Corporation and its subsidiaries with the right to identify themselves as part of the Magna group of companies by granting to the Corporation (and the applicable subsidiaries) a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify Intier Automotive and its goods, services and activities as being affiliated with Magna;

●	provide the Corporation and its subsidiaries with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;

●

provide the Corporation and its subsidiaries with access to Magna's senior management and make available details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and

●

grant the Corporation and its subsidiaries a sole and exclusive worldwide licence to use the "Intier" tradename and certain other trademarks used by the Corporation and its subsidiaries which are owned by Magna. The Corporation and its subsidiaries may not sublicense such tradenames and trademarks other than to their respective subsidiaries.

The aggregate affiliation fees payable by the Corporation and certain subsidiaries to Magna in respect of each fiscal year will be an amount equal to:
●	1.5% of the first $3 billion of the Corporation's consolidated net sales for that year;

●	1% of the next $3 billion of the Corporation's consolidated net sales for that year; and

●	0.75% of the Corporation's consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of the acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Corporation's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter. The affiliation agreements also provide that in the event that certain of the benefits and/or services to be provided by Magna are in fact provided by another affiliate of Magna, Magna will reduce the affiliation fees by an equitable amount having regard to the fees paid for such benefits and/or services by Intier Automotive to such Magna affiliates. The aggregate affiliation fee in respect of fiscal 2002 was $53.6 million.

Under the affiliation agreements the Corporation and its subsidiaries and Magna and its subsidiaries have reciprocal rights to obtain non-exclusive licenses to each other's present and future intellectual property (other than tradenames and trademarks) upon normal commercial terms, to use any such intellectual property in a geographical area or field of use in which the Corporation and its subsidiaries or Magna and its subsidiaries, respectively, do not intend to use such intellectual property, and in respect of products which do not then compete with products produced or then intended to be produced by the Corporation and its subsidiaries; provided that the Corporation and its subsidiaries do not have the right to obtain any intellectual property of any subsidiary of Magna that is a public company. The affiliation agreements also provide that Intier Automotive will consult with Magna with respect to future research and development and marketing efforts.

The affiliation agreements with Magna provide that Magna is not liable to Intier Automotive for any loss or damages resulting from or arising out of any action taken (or not taken) by Magna in good faith under the affiliation agreements. In addition, Intier Automotive has agreed to indemnify Magna against claims of third parties with respect to the intellectual property of Magna used by the Corporation and its subsidiaries under the affiliation agreements.

The affiliation agreements with Magna are each effective for a fixed ten-year term ending July 31, 2011 and will thereafter be renewed automatically for further one-year terms unless terminated by Intier Automotive, Magna or their respective subsidiaries upon six months' notice prior to the applicable date of renewal. Intier Automotive's Corporate Constitution provides that the affiliation agreements may not be amended to increase the affiliation fees paid by Intier Automotive to Magna without the prior approval of the holders of the Corporation's Class A Subordinate Voting Shares and the Corporation's Class B Shares, each voting as a separate class. If the affiliation agreements are terminated for any reason, Magna is required to enter into a licence agreement with Intier Automotive pursuant to which Magna will, for a commercially reasonable royalty fee to be negotiated by Magna and the Corporation and paid by the Corporation to Magna, extend for 15 years from the date of such termination the Corporation's sole and exclusive, worldwide licence to the "Intier" tradename and trademarks (subject to Magna's rights with respect to licensing to the Corporation the use of these trademarks and tradenames, as described above). If the Corporation and Magna are unable to agree on the amount of such royalty fee, the dispute will be submitted to binding arbitration.

The affiliation agreements also provide that all programs established by Magna for the general benefit of Magna's employees (other than future contributions into the Magna employee equity participation and profit participation program now that the Corporation has established the Intier Automotive employee equity participation and profit participation program) will be made available to the Corporation's employees, and that Intier Automotive will pay its pro rata share of the costs of these programs. Such programs include the Employee Hot Line, the Employee Advocate, and the Employee Relations Advisory Board. Pursuant to the affiliation agreements, Magna will provide Intier Automotive with assistance in developing the Corporation's employee equity participation and profit participation program.

Social Commitment Agreement

Intier Automotive's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. The Corporation entered into a social commitment agreement dated as of January 1, 2001 with Magna concurrently with the closing of the Corporation's initial public offering on August 9, 2001 that requires the Corporation to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including the Corporation and its subsidiaries. The aggregate social commitment fee in respect of fiscal 2002 was $1.7 million.

Service Company

Prior to the completion of the Corporation's initial public offering, the Corporation entered into an agreement with a service company subsidiary of Magna for a term of one year to provide to the Corporation management and administrative services specifically agreed to by the parties, including legal services, environmental services, administrative, tax and internal audit staff, insurance, treasury, information systems, immigration, employee pension and benefit and employee relations services, in return for specific amounts negotiated between Intier Automotive and Magna subject to an aggregate maximum amount of $6.5 million, over the one year term. The aggregate amount of such services provided by Magna to the Corporation was $1.9 million for fiscal 2002. This agreement may be extended upon the mutual agreement of the parties.

Registration Rights Agreement

Concurrently with the closing of the Corporation's initial public offering, the Corporation entered into a registration rights agreement with Magna, in which it has agreed to register or qualify its Class A Subordinate Voting Shares held by Magna under United States securities laws and/or Canadian securities laws in order to facilitate the sale of such shares. The registration rights agreement restricts the number of times registration may be required to a total of four. The registration rights agreement also provides Magna with certain unlimited "piggy-back" rights to have their Class A Subordinate Voting Shares registered or qualified, including when the Corporation effects a treasury offering of its shares. In addition, if at any time the Corporation effects a treasury offering of Class A Subordinate Voting Shares, Magna may require that up to 35% of the shares offered be Class A Subordinate Voting Shares owned by Magna. Magna will bear all underwriters' commissions and discounts associated with any shares it sells, however the Corporation will bear the expenses (other than underwriters' commissions and discounts) associated with registrations effected under the registration rights agreement. The Corporation is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the registration rights agreement without Magna's approval.

Magna/Intier Automotive Deferred Profit Sharing Plan

All of the Corporation's eligible Canadian, U.S. U.K. and Austrian employees are presently members of Magna's employee equity participation and profit participation program, which consists of separate Magna deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria, employee pension plans in certain of such jurisdictions and cash payments to such employees. Each of Magna's deferred profit sharing plans invests primarily in Class A Subordinate Voting Shares of Magna. During 2002, the Corporation's Board of Directors approved, subject to obtaining the necessary regulatory and shareholder approvals, the establishment effective 2002 of the Intier Employee Equity Participation and Profit Participation Program, consisting of separate Intier Automotive deferred profit sharing plans which will invest primarily in the Corporation's Class A Subordinate Voting Shares, independent Intier Automotive employee pension plans in certain jurisdictions and cash payments to eligible Intier Automotive employees. Thereafter, Intier Automotive's eligible North American, U.K. and Austrian employees will continue to participate in Magna's deferred profit sharing plan only to the extent that units attributable to these persons which were held prior to the adoption of Intier Automotive's deferred profit sharing plan will remain in Magna's deferred profit sharing plan. See "Matters to be Acted on at the Meeting - Intier Employee Equity Participation and Profit Participation Program".

Inter-Company Purchases and Leases

Intier Automotive buys and sells products and services from Magna and its other subsidiaries on an ongoing basis in the normal course of its business. As such, Magna is both a supplier to and customer of Intier Automotive, and these transactions typically are on normal commercial terms after a competitive quoting process which would include third party participants. Intier Automotive sales of materials to Magna and its affiliates during fiscal 2002 were $13.9 million and Intier Automotive's purchases of materials from Magna and its affiliates were $22.8 million during the 2002 fiscal year. Intier Automotive also leases various land and buildings used in its operations from Magna and its affiliates. Intier Automotive's lease payments to Magna and its affiliates in fiscal 2002 were approximately $13.6 million. These transactions were also typically on normal commercial terms.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Intier Automotive Board believes that effective corporate governance practices and policies are necessary to the well-being of the Corporation and assist in creating shareholder value. The Corporation has adopted certain procedures, in addition to its Corporate Constitution described below, to ensure that effective corporate governance practices are followed and the Board functions independently of management.

Intier Automotive's Corporate Constitution

The Corporation has a unique, entrepreneurial and decentralized corporate culture which is a direct reflection of its heritage as a member of the Magna group of companies since 1987. Many of the Corporation's historical operating principles and corporate governance practices which it adopted through Magna are now contained in its Corporate Constitution. The policies contained in the Corporation's Corporate Constitution attempt to strike a balance between the Corporation's stakeholders - its employees, managers and investors - by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The Corporate Constitution is part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:
(1)

A majority of the members of the Corporation's Board must be individuals who are not officers or employees of the Corporation or related to such officers or employees. In addition a minimum of two directors must be individuals who are not officers, directors or employees of the Corporation's affiliates (including Magna) or related to such officers, directors or employees.

(2)

Shareholders are entitled to certain minimum annual dividend distributions, i.e. not less than 10% of the Corporation's after-tax profits in respect of 2001 and 2002, and on average 20% of the Corporation's after-tax profits over a rolling three financial year basis thereafter (the "Dividend Policy").

(3)

Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4)

Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20% of Intier Automotive's equity (the "Investment Policy").

(5)

Certain specific distributions of adjusted pre-tax profits relating to employee profit participation (10%) (commencing not later than 2003), executive compensation (maximum 6%), the support of social objectives (maximum 2%) and research and development (minimum 7%) are required (the "Distribution Policy").

These policies represent another aspect of Intier Automotive's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Corporate Governance and Compensation Committee's Report on Executive Compensation (see "Compensation of Directors and Executive Officers - Report on Executive Compensation" above) as well as the Intier Automotive Employee Charter of Rights.

The Toronto Stock Exchange Guidelines

The following statement describes the Corporation's approach to corporate governance with specific reference to each of the fourteen (14) TSX Guidelines for effective corporate governance as referenced in Sections 472 to 474 of the TSX Company Manual (the "TSX Guidelines").

Item 1 of the TSX Guidelines

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

The Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning and business plan meeting is also held each year. There were six (6) meetings of the Board during fiscal 2002 and there have been an additional two (2) meetings thus far in 2003. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

The TSX Guidelines emphasize the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identifies the following five matters which are considered as the principal responsibilities to be discharged by a board.

Adoption of a Strategic Planning Process. The Corporation has implemented a strategic planning process which directly involves the Board. Each year, the Board participates in a meeting with management devoted to strategic planning in which future trends and risks in the automotive industry over a three to seven year horizon are jointly identified. Specific product strategies and three-year business plans are presented by management for discussion. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the meeting. Updates on industry trends, product strategies, new product and technology developments, major new business, capital expenditures and specific problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification of and Managing Principal Risks. By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed. In addition, each of the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee identify, implement and monitor internal and external systems in order to address risks that fall within their respective mandates.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. Intier Automotive has adopted Magna's long-established policy of profit-based compensation. This policy has continued to be implemented by the Corporate Governance and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See "Compensation of Directors and Executive Officers - Report on Executive Compensation" above. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the committee is involved in management succession and manpower planning issues. The President and Chief Executive Officer also reviews management succession and development with the committee as part of the annual compensation review process, both of which remain key objectives for fiscal 2003 as well as in the future. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. Through its adoption of a corporate disclosure policy for the Corporation, the Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public in accordance with applicable disclosure requirements. The Corporation's Executive Vice-President and Chief Financial Officer and other authorized investor communications personnel are responsible for responding to all shareholder communications and for the operation of Intier Automotive's investor communications program. This program includes industry analyst conference calls which are accessible by the general public and which explain the Corporation's financial results and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board and the appropriate members of senior management review and approve all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by Intier Automotive's Employee Relations Department, particularly the management of its unique Employee Charter of Rights. This program includes monthly employee communications meetings, as well as the maintenance of an employee hot line and divisional fairness committees to directly address individual employee concerns.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in its delegated areas. The Audit Committee meets quarterly prior to each quarterly Board meeting and receives each quarter an internal audit report which reviews the status of internal audits completed the previous quarter as well as any significant audit findings related to the audits and Management's action plan to address such findings. See "Matters to be Acted on at the Meeting - Board Committees" above for a description of the Audit Committee mandate and membership.

Items 2 and 3 of the TSX Guidelines:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In order to assess the Corporation's compliance with Items 2 and 3 of the TSX Guidelines and the Corporate Constitution, the Board has considered the personal circumstances and background of each of the members of the Board. After such review, a majority of the current Board members (Messrs. Cotti, Davis, Lataif, Lumley and Worrall and Dr. Streicher) are viewed by the Intier Automotive Board as "unrelated directors" as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". Dr. Streicher served as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG (whose successor is a member of the Magna group of companies) immediately prior to Magna's acquisition of such company in 1998. Mr. Lataif is also a member of the board of directors of the Corporation's affiliate, Magna Entertainment Corp. and Mr. Davis is a member of the board of directors of the Corporation's affiliate, Decoma International Inc. Mr. Cotti is the Chairman of the International Advisory Board of the Credit Suisse Group, an affiliate of which acted as underwriter in conjunction with the Corporation's initial public offering, which was completed in August 2001. BMO Nesbitt Burns, the investment banking firm employing Mr. Lumley, also performed underwriting services for the Corporation in conjunction with such transaction. This assignment was made on a competitive basis and approved by the Magna Board. In addition, Mr. Lumley serves as an unrelated director of Magna, the Corporation's significant shareholder.

The Board has considered each of these relationships and transactions, together with the background and business relationships of all of the other above-referenced members of the Board and has concluded that they do not affect such member's independence as directors of the Corporation. The Board believes that these relationships are neither "material" to the Corporation nor do they interfere with or compromise such directors' "ability to act with a view to the best interests of the Corporation". Intier Automotive accordingly believes all such six (6) directors referred to above are "unrelated" within the meaning of Guidelines (2) and (3). The other three (3) Board members are related, Mr. Walker being a member of management, Mr. Wolf being an officer and director of Magna as well as a director of certain of the Corporation's joint ventures, and Ms. Stronach being an officer of Magna, as well as a trustee and a potential beneficiary of, and therefore related to, Magna and its significant shareholder, the Stronach Trust. Magna is a significant shareholder by virtue of its voting control of the Corporation through its Class B shareholdings. See "Voting Securities and Their Principal Holders" above. Other than Mr. Lumley who serves as an unrelated director of Magna, none of the six (6) "unrelated" directors have interests in or relationships with Magna or the Stronach Trust and Intier Automotive therefore believes that the Board's composition appropriately reflects the investment in the Corporation by its shareholders other than Magna.

Item 4 of the TSX Guidelines:

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

While Intier Automotive has not established a separate Nomination Committee, the Corporate Governance and Compensation Committee, in accordance with its mandate, has and will continue to recommend to the Board: (i) changes in the size, composition and structure of the Board and of the committees of the Board; and (ii) suitable candidates for nominees for election or for appointment as directors, as evidenced by the committee's recommendation to the Board that Messrs. Cotti and Wolf be appointed as new members of the Board on March 27, 2002, after Mr. James Nicol resigned as a director of the Corporation. Mr. Lataif, who was recently appointed as Lead Director by the Board effective March 25, 2003 and whose duties include representing the Corporation's outside and unrelated directors in discussions with senior management on corporate governance issues and other issues, will also assist in identifying potential nominees to the Board.

Item 5 of the TSX Guidelines:

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Intier does not, at the current time, have a formal process for assessing the effectiveness of the Board as a whole, its committees or the contributions of individual directors. However, commencing in respect of fiscal 2003, the Corporation's Lead Director, in conjunction with the Corporate Governance and Compensation Committee, will establish a Board self-assessment process to assess the effectiveness of the Board and the committees of the Board.

Item 6 of the TSX Guidelines:

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Intier Automotive ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by the Board and/or shareholders. This includes an orientation package as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election, Board members have accepted invitations to visit operational facilities and engage in discussions with individual corporate or operational managers.

Item 7 of the TSX Guidelines:

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board currently consists of 9 members. The Corporation intends to maintain a functional Board of between seven (7) and twelve (12) members in order to facilitate effective and efficient decision making. While there are no specific criteria for Board members, Intier Automotive attempts to maintain a diversity of personal experience and background, particularly amongst the "outside" directors.

Item 8 of the TSX Guidelines:

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of the Corporation are currently paid certain annual retainer and per meeting fees as well as certain other forms of compensation described in "Compensation of Directors and Officers - Directors' Compensation". The Board of Directors will review the form and adequacy of these compensation levels every two years relative to peer and other comparable companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member.

Item 9 of the TSX Guidelines:

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Corporation has established three Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees are the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee. With the exception of Mr. Walker who recently became a member of the Health and Safety and Environmental Committee, all of the members of these committees currently consist solely of "outside" directors and not less than a majority of the members are "unrelated" directors on each such committee.

Item 10 of the TSX Guidelines:

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Corporate Governance and Compensation Committee, composed of Mr. Lumley (Chairman), Mr. Davis and Ms. Stronach (the majority of whom are not employees, officers or former officers of the Corporation or its affiliates), operates under applicable law in addition to its written mandate. The Board has delegated to the Corporate Governance and Compensation Committee responsibility for developing the Corporation's approach to corporate governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for preparing the Corporation's response to the TSX Guidelines. This committee also administers compensation related plans, including the Stock Option Plan and the newly established Canadian and U.S. pension plans; reviews management succession planning; reviews and makes recommendations to the Board regarding executive compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation. See "Compensation of Directors and Executive Officers - Corporate Governance and Compensation Committee" and "Report on Executive Compensation" above.

Item 11 of the TSX Guidelines:

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The TSX Guidelines discuss other issues which arise out of the relationship between the Board and management, including a recommendation that the limits of management's responsibilities be defined and that structures and procedures be put in place to ensure the Board can function independently of management. As noted above, the primary legal mechanism implemented by the Corporation to ensure Board independence from management is the "outside" director requirement in the Corporate Constitution and the existence of a majority of what the Board believes are "unrelated" directors. The Board, in conjunction with the Corporate Governance and Compensation Committee, intends to adopt during 2003 a formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval. As previously indicated, each committee does have a formal written mandate outlining such committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers that it has specifically delegated, the Board retains residual authority.

During 2003, the Board, in conjunction with the Corporate Governance and Compensation Committee, intends to develop a formal position description or mandate for the Chief Executive Officer and written corporate objectives which the Chief Executive Officer is responsible for meeting. The Corporate Governance and Compensation Committee also intends to consider the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and intends to review the performance of other senior managers with the Chief Executive Officer during each financial year. See "Compensation of Directors and Executive Officers - Report on Executive Compensation" above.

Item 12 of the TSX Guidelines:

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Until his resignation as Chairman and a director of the Corporation on March 25, 2003, Mr. Frank Stronach has been the Chairman of the Board since 2001 reflecting his position as the founder of Magna, the principal shareholder of the Corporation. Ms. Belinda Stronach was appointed as Chairman to replace Mr. Stronach. As a trustee of the Stronach Trust and therefore related to Magna, the controlling shareholder, she is technically a non-executive chairman; however, the Corporation does not consider her as such due to the foregoing relationship. Effective March 25, 2003, Mr. Lataif was appointed as the Lead Director of the Board. The Lead Director's duties include representing the Corporation's "unrelated" directors in discussions with senior management of the Corporation and Magna as significant shareholder on corporate governance issues and related matters. In addition, the Corporation believes that its current Board size facilitates direct and immediate communication between "unrelated" directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

The Corporate Governance and Compensation Committee is responsible, in accordance with its mandate, for monitoring and assessing the relationship between the Board of Directors and management, defining the limits to management's responsibilities and ensuring that the Board of Directors is able to function independently of management. During the past year, members of the Board as well as committees of the Board have met independently of management and intend to continue this process on a regular basis.

Item 13 of the TSX Guidelines:

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee, composed of Mr. Worrall (Chairman), Mr. Lataif and Mr. Lumley, operates under the Corporation's by-laws and applicable law in addition to its written mandate. This committee has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board, to evaluate the performance of, review the independence of, review and approve the annual audit and non-audit related fees of, and to make recommendations to the shareholders as to the annual appointment of the Auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders, and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters. The Audit Committee also annually reviews and reassesses the adequacy of its written mandate (charter) and receives and reviews with the Auditors the written disclosures and related letter from the Auditors and reviews and discusses the independence of the Auditors, including the extent of non-audit services provided by the Auditors to the Corporation. There were five (5) meetings of the Audit Committee during fiscal 2002 attended by both management and representatives of the Auditors and, in most cases, the internal auditors. During each such meeting, the Audit Committee engaged in independent discussions with the external auditors without management being present so as to ensure there was direct and unrestricted communication with the external auditors. The Audit Committee intends to continue this practice in the future.

Item 14 of the TSX Guidelines:

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Committees are empowered to engage outside advisors at the expense of the Corporation as recommended by Guideline (14); however, no situation has arisen to date in which an individual director or committee member has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider each such request on its merits at the time such request was made.

Other Corporate Governance Practices

In addition to the TSX Guidelines, the Corporation is subject to the corporate governance requirements of the Nasdaq Stock Market, the SEC, the Ontario Securities Commission and applicable corporate law. New legislative and other regulatory requirements have recently been adopted relating to the corporate governance of public companies, including the highly publicized Sarbanes-Oxley Act. In some cases, these rules and regulations are in final form, while in other cases, they remain in draft or are not yet in force. The Corporation is in compliance with the provisions of the above-noted regulatory initiatives which are currently in force. The Corporation and the Board of Directors continue to regularly monitor the remaining draft regulatory proposals to determine whether any changes to the Corporation's corporate governance structure is necessary or appropriate, and are actively taking steps to ensure the Corporation is in compliance with all new requirements well in advance of their effective dates.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation participates with Magna and its subsidiaries in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to $255 million (per occurrence and in the aggregate for all claims made during the policy period of August 1, 2001 through August 1, 2004) for directors and officers of the Corporation and its subsidiaries, subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Intier Automotive's allocation of the premium payable in respect of the initial year of the policy period from August 1, 2001 to August 1, 2002 for the executive indemnification portion of this insurance policy was approximately Cdn.$183,576. Intier Automotive's allocation of the premium payable in respect of the second year of the policy period from August 1, 2002 to August 1, 2003 for the executive indemnification portion of this insurance policy is approximately Cdn.$232,217.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2004 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 7, 2004.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 25, 2003 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.
Donald J. Walker President and Chief Executive Officer	Bruce R. Cluney Secretary

A copy of this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.

SCHEDULE A

APPROVAL OF ESTABLISHMENT OF INTIER EMPLOYEE
EQUITY PARTICIPATION AND PROFIT SHARING PROGRAM

RESOLVED that:
1.

Subject to obtaining the necessary regulatory approvals, the Intier Automotive Inc. Deferred Profit Sharing Plan for Canadian employees (the "Canadian DPSP") substantially in the draft form attached as Schedule A-1 hereto, is hereby authorized, approved, confirmed and adopted as the Corporation's Canadian DPSP for eligible employees of the Corporation or any associated company which becomes a party to the Canadian DPSP (in the manner therein provided).

2.

Subject to obtaining the necessary regulatory approvals, the establishment, effective January 1, 2002 of the Intier Automotive Inc. Deferred Profit Sharing Plan for U.S. employees (the "U.S. DPSP"), and the United Kingdom employee share incentive plan (the "U.K. SIP") on substantially the same terms and conditions as the Canadian DPSP (subject to any changes required to accommodate applicable local law), is hereby approved and confirmed

3.

The Corporation is authorized to issue a maximum of 2,500,000 Class A Subordinate Voting Shares to the Canadian DPSP, the U.S. DPSP, and the U.K. SIP on such terms as the Board of Directors of the Corporation may from time to time approve and otherwise in accordance with the terms of the Canadian DPSP, the U.S. DPSP and the U.K. SIP, applicable law and the applicable requirements of the stock exchanges upon which the Corporation's shares are listed from time to time.

4.

Any one or more officers of the Corporation is/are authorized and directed, for and on behalf of the Corporation (and whether under the corporate seal or otherwise) to execute and deliver such other documents, do such other matters and things and take such other actions as in his/their opinion may be required, necessary or desirable to carry out and give effect to the intention of these resolutions.

SCHEDULE A-1
Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc.

January 1, 2002

Table of Contents
1.	INTRODUCTION	1

2.	PLAN PARTICIPATION	5

3.	CONTRIBUTIONS TO FUND	7

4.	ALLOCATION OF CONTRIBUTIONS, EARNINGS AND FORFEITURES	9

5.	DISTRIBUTION OF PARTICIPANT'S ACCOUNT	11

6.	AMENDMENTS, MERGER, CONSOLIDATION OR TRANSFER OF ASSETS - TERMINATION	15

7.	MISCELLANEOUS	16

8.	STATUTORY REQUIREMENT	18

9.	OVERRIDING PROVISIONS	18

1.	INTRODUCTION

This is the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc. The terms of the Plan shall be applicable to eligible Employees who are in the active employ of a Participating Employer on or after January 1, 2002.

The Company intends the Plan to comply in all respects with the Act in order that it may qualify for registration as a deferred profit sharing plan and the continued registration of the Plan under the Act is a precondition for the Plan to remain operative.

Construction and Interpretation

1.01

The Plan and all the rights and obligations hereunder shall be construed, governed and administered in accordance with the laws of Canada, except for those rights and obligations, if any, which are solely within the jurisdiction of the province of Ontario or another province or territory.

1.02

The masculine pronoun wherever used herein shall include the feminine pronoun where applicable, and the singular shall include the plural and vice versa, as the context shall require. Unless otherwise stated, reference to a paragraph, Section or an Article shall mean a paragraph, Section or an Article in this Plan.

1.03

All monetary references in the Plan are to be construed as being expressed in terms of the lawful currency of Canada. If an amount is expressed in a currency other than that of Canada, such amount shall be converted to Canadian currency prior to such amount being used in the computation of any benefit or contribution hereunder based upon exchange rates established by the Company from time to time.

1.04

This document constitutes the entire Plan. Each provision of the Plan is distinct and severable, and if any provision of the Plan or part thereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforceability of any other provision or part thereof.

1.05	Headings where used herein are for reference purposes only, and do not limit or extend the meaning of any of the Plan's provisions.

1.06	Capitalized Terms to the extent not defined herein have the meaning ascribed to such terms in the Company's Corporate Constitution (as defined herein).

Definitions

1.07	"Act" means the Income Tax Act of Canada as amended from time to time together with the Income Tax Regulations as published and amended from time to time.

1.08

"Active Participant" shall have the following meaning: if a Plan Year qualifies as a Year of Service for a Participant, and such Participant is an Employee at the end of such Plan Year, then such Participant shall be considered an Active Participant for such Plan Year.

1.09

"Base Annual Compensation" means the base compensation comprised of base pay, vacation pay calculated on base pay, and shift premium, paid to an Employee in a Plan Year by a Participating Employer or Related Employer and determined by the Participating Employer, up to a maximum of C$110,000.00, excluding any overtime pay, bonuses, and any other taxable remuneration. If an Employee was, for a period of time of at least one calendar month, on leave without pay approved by the Participating Employer or Related Employer by virtue of short term disability, weekly indemnity, long term disability or pregnancy, or on leave approved by his Participating Employer or Related Employer during which the Employee received workers' compensation benefits, then while the Employee was on such leave and subject to a maximum of 52 continuous weeks, the Employee's base annual compensation in the Plan Year is determined as follows:

Base Annual Compensation paid for completed weeks not on leave	x 52

Number of completed weeks in Plan Year not on leave

However, if an Employee commenced such approved leave in the first week of a Plan Year and the leave continued until after the end of that Plan Year, the Employee's Base Annual Compensation for that Plan Year shall be deemed to be equal to the Employee's Base Annual Compensation for the preceding 52 continuous weeks. In the case of an Employee who was on such approved leave for a period in excess of 52 continuous weeks, Base Annual Compensation for the period of leave in excess of 52 continuous weeks shall be deemed to be $1.00 per Plan Year. For clarity, unpaid leaves of absence for any other reason, including but not limited to emergency leave, shall not count for the purposes of determining Base Annual Compensation.

1.10

"Beneficiary" means that person or persons last designated by the Participant or Former Participant in writing to receive benefits under the Plan on the death of the Participant, and recognizing that the Participant may designate someone other than the Participant's spouse. In the event that a Participant or Former Participant has not designated a person or persons to be his beneficiary, or the designated beneficiary predeceases the Participant or former Participant, the Beneficiary shall be the estate of the Participant or Former Participant.

1.11

"Canadian Net Income from Operations" means Net Income from Operations multiplied by the ratio that the Points for the Plan Year for all Active Participants bears to the total Points for the Plan Year of all Non-Participating Employees and Participating Employees (as such terms are defined in the Company's Corporate Constitution).

1.12

"Company" means Intier Automotive Inc. acting through its Board of Directors, the Corporate Governance and Compensation Committee of the Board of Directors of the Company or such authorized officers of the Company as it has designated in respect of the Plan.

1.13	"Corporate Constitution" means the Corporate Constitution contained in Section 10 of the Company's Restated Articles of Incorporation dated August 13, 2001, as amended from time to time.

1.14

"Divisible Income" means, for any Plan Year, the portion of Net Income from Operations that is to be allocated or distributed pursuant to Section 10(6)(c)(i) of the Company's Corporate Constitution and that is specifically attributable to Active Participants pursuant to the Plan. For greater certainty, Divisible Income shall be comprised of the sum of: (i) seven percent (7%) of Canadian Net Income from Operations multiplied by the ratio that the Points for the Plan Year just ended of those Active Participants who have elected not to participate in a registered pension plan designated by the Company and sponsored by one or more of the Participating Employers bears to the Points for the Plan Year of all Participants; plus (ii) four percent (4%) of Canadian Net Income from Operations multiplied by the ratio that the Points for the Plan Year just ended for the Active Participants who are active members in a registered pension plan designated by the Company and sponsored by one or more Participating Employers, bears to the Points for the Plan Year of all Participants.

1.15	"Effective Date" means January 1, 2002.

1.16

"Employee" means any person who is employed by a Participating Employer at one of the Participating Employer's divisions located in Canada and who is on the Canadian payroll. Notwithstanding the foregoing, temporary and contract employees, and those employees who are eligible to share in profits through the Management Profit Participation Program, as at December 31st in any Plan Year, shall not be considered Employees for the purposes of this Plan.

1.17	"Former Participant" means any person who has ceased to be a Participant under the Plan as provided under Sections 1.23 or 2.05 or because of termination of employment for any reason other than death.

1.18

"Fund" means the Fund established pursuant to the terms of the Plan and the Funding Agreement for the purpose of receiving Company contributions and accumulating funds for the benefit of Participants and Beneficiaries.

1.19

"Funding Agency" means the Canadian trust and/or insurance company and/or any group of not less than three individuals who are all resident in Canada appointed by the company from time to time to hold the whole or a portion of the assets of the Fund at any time pursuant to the terms of a Funding Agreement.

1.20

"Funding Agreement" means the trust deed or agreement, as amended, substituted or replaced from time to time, entered into between the Company and the Funding Agency in accordance with Section 3.06 hereof for the purpose of the Plan.

1.21

"Hour of Service" means (a) each hour for which an Employee is paid or is entitled to payment for the performance of duties for the Participating Employer or Related Employer; (b) each hour for which an Employee is paid or is entitled to payment by the Participating Employer or Related Employer on account of a period of time during which no duties are performed due to vacation, holiday, illness, incapacity (including disability), or jury duty; (c) each hour for which back pay, irrespective of mitigation of damages, is either awarded or agreed to by the Participating Employer or Related Employer, but does not include salary continuance or retiring allowance; and (d) each hour while a temporary or contract employee with a Participating Employer or Related Employer, provided that such employee becomes an Employee by December 31st of the Plan Year. For clarity, Hours of Service in relation to unpaid leaves of absence shall only include such unpaid leaves of absence included for purposes of calculating Base Annual Compensation, namely by virtue of short term disability, weekly indemnity, long term disability, pregnancy and approved leaves while in receipt of Workers' Compensation Benefits.

1.22	"Insider" has the meaning given to such term under The Toronto Stock Exchange Company Manual, as amended, varied or re-enacted.

1.23

"Inactive Participant" means a Participant who is no longer an Active Participant because he (a) is transferred to a position with an employer that is not a Participating Employer or (b) is transferred to a division of a Participating Employer which does not participate in the Plan, or (c) does not accumulate at least one thousand (1,000) Hours of Service in a Plan Year with a Participating Employer or Related Employer or (d) becomes eligible to share in profits through the Management Profit Participation Program which makes him ineligible to be considered an Employee under this Plan, and who is deemed by the Company an Inactive Participant for the duration of such transferred employment.

1.24	"Net Income from Operations" for any Plan Year means Employee Pre-Tax Profits Before Profit Sharing as defined in the Company's Corporate Constitution.

1.25

"Management Profit Participation Program" means the compensation program adopted by the Company and Related Employers whereby the incentive bonuses paid to Unit Management, Group Management and Corporate Management are determined with reference to the profits of the Operating Unit, the Group or the Company, respectively.

1.26	"Participant" means any individual who, at any time, has met the conditions of eligibility for participation in the Plan pursuant to the provisions of Article 2.

1.27

"Participating Employer(s)" means the Company and any Related Employer which may be invited by the Company from time to time to participate in the Plan in accordance with such terms as the Company shall deem reasonable and by appropriate action of the Related Employer's board of directors has elected to make the Plan applicable to all or some of its employees. Any action to be taken pursuant to the terms of the Plan may be taken by the Company on behalf of all entities comprising the Participating Employer.

1.28	"Plan" means the Deferred Profit Sharing Plan for Canadian Employees of Intier Automotive Inc., as amended from time to time.

1.29	"Plan Year" means the twelve-month period ending December 31st.

1.30	"Points" shall have a meaning given thereto by Section 4.02 hereof.

1.31

"Related Employer" shall mean any employer that is a company that is related within the meaning of the Act to the Company, or a partnership or joint venture in which the Company is a partner or joint venturer and in respect of which the Company does not deal at arm's length.

1.32	"Retirement Date" means the later of the date on which a Participant retires or attainment of age 55 as determined by the Company.

1.33	"Share Compensation Arrangement" has the meaning given to such term under The Toronto Stock Exchange Company Manual as amended, varied or re-enacted.

1.34

"Then Value" means the value of a Participant's account calculated as of the last day of the month in which the event precipitating the distribution takes place, if the occurrence of such event is reported to the officials at the Company administering the Plan on or before the 10th day of the month following the month in which such event takes place. If the occurrence of such event is so reported to the officials at the Company administering the Plan after the 10th day of the month following the month in which such event takes place, "Then Value" means the value of the Participant's account calculated as of the last day of the month in which the event is reported. The time at which an occurrence is so reported shall be determined by the Company in its sole discretion.

1.35

"Total and Permanent Disability" means a physical or mental impairment, as certified by a medical practitioner licensed to practice under the laws of a province of Canada, that prevents the Participant from continuing in the employment by a Participating Employer.

1.36

"Year of Service" means, in respect of the 2002 Plan Year, any calendar year during which an Employee is compensated by a Participating Employer or Related Employer that has an Employee Equity and Profit Sharing Plan for at least one thousand (1,000) Hours of Service in aggregate. Effective January 1, 2003, "Year of Service" means any calendar year during which an employee is compensated by one or more Participating Employer or Related Employer for not less than one thousand (1,000) Hours of Service in aggregate, subject to Section 2.06. In the case of an Employee who was for a period of time of at least one calendar month on leave approved by his Participating Employer or Related Employer by virtue of short term disability, long term disability or pregnancy, or on leave approved by his Participating Employer or Related Employer during which the Employee received workers' compensation benefits or benefits under a weekly indemnity in a Plan Year in which the Employee was on such leave, the Employee shall be deemed to have been compensated for the following Hours of Service:

Normal non overtime work week at the division x [weeks of active service + weeks on such leave]

However, if the Employee was on such leave for the entire Plan Year, the Employee shall be deemed to have been compensated for the number of Hours of Service he was compensated for or deemed to have been compensated for in the last Plan Year in which he was not on such leave for the entire Plan Year.

2.	PLAN PARTICIPATION

2.01	Eligibility to Join the Plan

Subject to Section 2.04, each Employee shall be able to participate in the Plan in the first Plan Year which qualifies as a Year of Service for the Employee, provided he is an Employee at the end of such Plan Year at a division participating in the Plan.

2.02	Notification for Participation

The Funding Agency shall notify each Employee in writing of his participation in the Plan within one hundred and twenty (120) days after the end of the Plan Year in which such Employee becomes a Participant pursuant to Section 2.01 herein and shall supply him at such date with information outlining his rights under the Plan.

2.03	Inactive Participation

Inactive Participants shall not share in allocations of the Participating Employer contributions or forfeitures pursuant to Sections 4.02, 4.03 and 4.04 at the end of any Plan Year in which the Participant is an Inactive Participant. The holdings in such Inactive Participant's account shall be frozen until the earlier of the Inactive Participant's death, termination of employment, permanent layoff, Total and Permanent Disability, or retirement from service with any Participating Employer or Related Employer, as determined by the Company, or until such time as the Participant becomes an Active Participant under the Plan.

An Inactive Participant shall again become an Active Participant as of the first day of the Plan Year coincident with or immediately preceding the date on which he again meets the eligibility requirements of an Active Participant in Section 1.08 hereof. In this event when he becomes an Active Participant, any period of employment as an Inactive Participant during which the Inactive Participant was compensated by a Participating Employer or Related Employer for not less than one thousand (1,000) Hours of Service shall be deemed to be employment by a Participating Employer for the purpose of determining the number of Years of Service and related service factor pursuant to Section 4.02 and in determining the vested percentage pursuant to Section 5.05 herein, unless such Inactive Participant who becomes eligible for participation in the Management Profit Participation Program previously elected to transfer the value of his Account under Section 5.05 (e), in which case such Participant's prior employment shall not count for purposes of determining Years of Service and the related service factor pursuant to Section 4.02 and in determining the vested percentage pursuant to Section 5.05 herein.

2.04	Loss of Employee Status On Becoming a Profit Participator

If a Participant is transferred to a position which entitles him to participate in the Management Profit Participation Program, his vested percentage pursuant to Section 5.05 shall become one hundred percent (100%) vested immediately if he is not otherwise entitled sooner.

2.05	Re-employment

(a)

Effective August 1, 2002, a former employee who is subsequently re-employed by a Participating Employer or Related Employer shall be considered a new employee as of the date of re-employment and years of participation accrued prior to termination will not be considered for purposes of determining the related service factor in Section 4.02.

(b)

Effective August 1, 2002, a former employee whose termination of employment was the result of permanent lay-off as determined by the Company and who is subsequently re-employed by a Participating Employer within six months of his termination of employment, shall again become a Participant coincident with his date of re-employment, and further, shall have his prior years of Plan participation count for purposes of determining the related service factor and Points in Section 4.02.

2.06	Transfer in of Employees Formerly Employed by a Non-Participating Employer, Related Employer or Division

Notwithstanding any other Section, in the event that an Employee becomes a Participant who immediately before such time was employed by a Related Employer or division thereof that is not a Participating Employer, then his prior period of employment shall be counted for the purposes of determining the Years of Service and related service factor pursuant to Section 4.02 and his prior comparable Base Annual Compensation shall be considered for the purpose of determining Base Annual Compensation in the Plan Year in which the Employee becomes a Participant.

3.	CONTRIBUTIONS TO FUND

3.01	Amount

The Participating Employers shall contribute an amount equal to the Divisible Income (as determined by the Company herein) for each Plan Year to the Fund, such contribution to be held and administered by the Funding Agency pursuant to the Plan and the Funding Agreement. In no event, however, shall contributions for any Plan Year be made by the Participating Employer which result, following the allocation of such Funds pursuant to Section 4.04, in a violation of the requirements of subsection 147(5.1) of the Act, as amended, for the calendar year with respect to any Participant. Such excess contribution, if any, shall be paid to the Participant in cash outside of the Plan. Notwithstanding the preceding provisions of this Section 3.01, the Board of Directors of the Company or the Corporate Governance and Compensation Committee of the Board of Directors of the Company may, by resolution adopted prior to the date of payment, authorize a contribution to the Fund for such Plan Year of an amount which is in excess of the contribution which would otherwise be payable pursuant to this Section 3.01, provided such excess contribution does not result, following the allocation of such Funds pursuant to Section 4.04, in a violation of the requirements of subsection 147(5.1) of the Act, as amended, for the calendar year with respect to any Participant. No contribution may be made to the Fund other than a contribution made in accordance with this section by a Participating Employer an amount transferred to this Plan in accordance with subsection 147(19) of the Act, as amended. Members are not otherwise required nor permitted to make contributions to the Plan. Further, the total of the Participant's pension adjustments for the Plan Year in respect of the Participating Employer's registered pension plan and the Plan shall not exceed the lesser of 18% of the Participant's compensation determined pursuant to subsection 147.1(1) of the Act, as amended, and the overall annual limit on an individuals' actual and deemed tax deductible contributions to all registered plans in which the individual is a participant as defined in Section 147.1 of the Act, as amended, for the Plan Year.

3.02	Determination of Contribution

The Company shall determine the amount of Net Income from Operations, Canadian Net Income from Operations, Divisible Income and any corresponding contributions to be made by the Participating Employer to the Fund. In determining such amounts, the Company shall be entitled to rely upon an estimate of the Net Income from Operations, Canadian Net Income from Operations and Divisible Income, such estimate(s) to be made by the Company's chief financial officer or by independent chartered accountants regularly employed by the Company and an estimate of the portion of the total contributions to be made by each Participating Employer. The Company's determination of Net Income from Operations, Canadian Net Income from Operations, Divisible Income and the amount of any such contributions shall be binding on all Participants, the Funding Agency and the Participating Employers.

3.03	Time of Payment of Contribution

The Company shall pay to the Funding Agency the contributions for each Plan Year within the time prescribed by law, but in any event no later than one hundred and twenty (120) days after the end of the Plan Year.

3.04	Record of Participation

At the time of making any contribution to the Fund, the Company shall furnish the Funding Agency with a list of those Employees who are then Participants under the Plan.

3.05	Contributions for Exclusive Benefit of Employees

Except as set out in those provisions of the Funding Agreement dealing with the payment of taxes, compensation and expenses of the Funding Agency and the payment of expenses incurred in the administration of the Plan, and subject to Section 3.01, any and all contributions by the Company to the Fund shall be irrevocable and neither such contributions nor any income therefrom shall be used for, or diverted to, purposes other than for the exclusive benefit of Employees or their Beneficiaries under the Plan.

3.06	Obligation of the Funding Agency

The Fund shall be administered and invested by the Funding Agency in accordance with the terms of the Funding Agreement. The Company shall have the sole right to select the Funding Agency and to determine the form and terms of the Funding Agreement.

3.07	Issuance of Class A Subordinate Voting Shares of the Company

The Participating Employers may satisfy their financial obligations to the Fund in whole or in part by issuing to the Funding Agency Class A Subordinate Voting Shares of the Company (the "Shares") which have a fair market value as at the date of issuance equal to all or part of the contribution to the Fund pursuant to Section 3.01 which is being so satisfied.

The aggregate number of Shares issuable under the Plan shall not exceed One million (1,000,000) shares.

Subject to the maximum limit described above and to the restrictions set out below, the Board shall reserve the number of Shares for issuance from time to time pursuant to the Plan.

Notwithstanding the foregoing:

(i)	the number of Shares issued to Insiders under the Plan, and any other Share Compensation Arrangement, within a one-year period, may not exceed 10% of the Company's then Outstanding Issue; and

(ii)

the number of Shares issued to any one Insider and such Insider's Associates (as such term is defined in the Securities Act (Ontario)) under the Plan, and any other Share Compensation Arrangement, within a one-year period, may not exceed 5% of the Company's then Outstanding Issue.

For this purpose, the term "Outstanding Issue" has the meaning assigned to such term under the applicable rules of The Toronto Stock Exchange.

4.	ALLOCATION OF CONTRIBUTIONS, EARNINGS AND FORFEITURES

4.01	Participant's Accounts

The Funding Agency shall in accordance with the directions of the Company from time to time establish and maintain an account in the name of each Participant. Each account shall be credited with all amounts allocated to each Participant, pursuant to the provisions of Section 4.04, to his account and debited in respect of withdrawals pursuant to Section 5.

4.02	Allocation of Contribution

Subject to Sections 1.09, 2.01, 2.03, 2.05 and 2.06, as of the last day of each Plan Year, the Company shall determine the number of Points for each Active Participant. The number of Points shall be calculated by rounding down to the nearest whole number the amount determined in accordance with the following formula:

Base Annual Compensation Paid to an Active Participant in Plan Year		Service

100	X	Factor

The service factor referred to above shall be determined in accordance with the following schedule:

No. of Years of Service	Service Factor
1	1.0
2	2.0
3	2.1
4	2.2
5	2.3
6	2.4
7	2.5
8	2.6
9	2.7
10	2.8
11	2.9
12	3.0
More than 12	3.0

No points shall be given for amounts of Base Annual Compensation of less than $100.

4.03	Forfeiture

Unvested portions in a Participant's account which are forfeited pursuant to the provisions of Section 5.03 shall be deducted from that Participant's account and shall be transferred to a forfeiture account to be held until allocated pursuant to Section 4.04.

4.04	Allocations

All Funds received by the Funding Agency pursuant to Section 3.01 and all forfeitures which are credited to a forfeiture account pursuant to Section 4.03 for any Plan Year shall be allocated as at the end of the Plan Year to the account of each of the Active Participants in the manner described below:

(a)

in the proportion that the Points for that Plan Year for each Active Participant who does not participate in a registered pension plan sponsored by a Participating Employer bears to the total number of such Points for all such Active Participants who do not participate in a registered pension plan sponsored by a Participating Employer, multiplied by that portion of the original contribution of Divisible Income calculated pursuant to Section 1.14(I) hereof and all related forfeitures under Section 4.03; or

(b)

in the proportion that the Points for that Plan Year for each Active Participant who does participate in a registered pension plan sponsored by a Participating Employer bears to the total Points for all such Active Participants who do participate in a registered pension plan sponsored by a Participating Employer, multiplied by that portion of the original contribution of Divisible Income calculated pursuant to Section 1.14(ii) hereof and all related forfeitures under Section 4.03, provided that the requirements set out in subsection 147(5.1) of the Act, as amended, are satisfied with respect to the particular Active Participant. All Funds received pursuant to Section 3.01 shall be so allocated in the calendar year in which they are received by the Funding Agency and all forfeitures pursuant to Section 4.03 shall be so allocated within one hundred and twenty (120) days after the end of the Plan Year in which they arise. All income received, capital gains made and capital losses sustained whether realized or unrealized on all amounts previously allocated under the Plan shall be allocated at each month-end to accounts of all Participants of the Plan based on the percentage that each such Participant's account balance at the previous month-end is of all such Participants' account balances at the previous month-end. All income received, capital gains made and capital losses sustained whether realized or unrealized for the Plan Year on all amounts not yet allocated under the Plan (including amounts transferred to a forfeiture account pursuant to Section 4.03) shall be allocated in any event within one hundred and twenty (120) days after the end of the Plan Year.

4.05	Participants who Retire in the Plan Year

Notwithstanding Sections 3 and 4, a Participant who has attained age 55 and retires in the Plan Year from a division of a Participating Employer that participates in the Plan shall be entitled to an allocation determined as follows:

(a)	Points shall be determined in accordance with Section 4.02, based on Base Annual Compensation paid in the year of retirement to retirement date;

(b)	The current Plan Year will count as a full year of Plan participation for purposes of determining the Service Factor and Points under Section 4.05(a);

(c)

For those Active Participants who were not participants in a registered pension plan in which his employer participated, he shall receive an allocation based on the amount that his Points determined under Section 4.05(a) bears in relation to the total number of such Points for all Active Participants who were not participating in a registered pension plan sponsored by a Participating Employer in the prior Plan Year multiplied by the amount determined under Section 3.01(a) for the prior Plan Year; and

(d)

For those Active Participants who did participate in a registered pension plan sponsored by a Participating Employer, he shall receive an allocation based on the proportion that his Points determined under Section 4.05(a) bears in relation to the total number of Points for all Active Participants who were participating in a registered pension plan sponsored by a Participating Employer in the prior Plan Year multiplied by the amount determined under Section 3.01(b) for the prior Plan Year.

For Participants entitled to an allocation under this Section 4.05, such determination shall be made on the last business day in the month of retirement.

4.06	Eligible Investments and Valuation of Fund

The Fund may be invested in cash, shares in the capital stock of the Company and any other qualified investments as defined in the Act.

No part of the Fund may be invested in notes, bonds, debentures, bankers' acceptances or similar obligations of a Participating Employer or of any corporation with whom the Participating Employer does not deal at arm's length, or in shares of a corporation at least fifty percent (50%) of the property of which consists of notes, bonds, debentures, bankers' acceptance or similar obligations of a Participating Employer or of any corporation with whom a Participating Employer does not deal at arm's length.

As of the last day of each Plan Year (and at such other time or times as the Company shall direct), the Funding Agency shall determine the net worth of the assets of the Fund and report such value to the Company in writing. In determining such net worth, the Funding Agency shall evaluate the assets of the Fund at their fair market value as of such evaluation date and shall deduct all expenses to the extent provided in the Funding Agreement for which the Funding Agency has not yet obtained reimbursement from the Company or from the Fund. Such valuation shall not include any contribution made by the Company as of such valuation date in respect of the then current fiscal year.

Each Participant's account shall be adjusted as of each valuation date and in accordance with this Section 4.06 so that the total of the balances of the accounts of all Participants equals the net worth of the Fund as of such date.

5.	DISTRIBUTION OF PARTICIPANT'S ACCOUNT

5.01	Distribution Upon Retirement, Total and Permanent Disability or Permanent Layoff

Upon the earlier of Retirement Date, Total and Permanent Disability, or in the event of an Active and/or Inactive Participant being permanently laid off, as determined by the Company, all amounts in such Active and/or Inactive Participant's account shall become immediately vested and his participation in the Plan shall cease. The Company shall direct the Funding Agency to distribute the Then Value of his account to the Active and/or Inactive Participant pursuant to the provisions of Section 5.05. Upon distribution, all amounts to the Active and/or Inactive Participant's credit shall be cancelled and all rights under the Plan shall cease.

5.02	Distribution in the Event of Death

Upon the death of an Active or Inactive Participant before retirement, all amounts in such Active and/or Inactive Participant's account shall become immediately vested. The Company shall direct the Funding Agency to distribute the Then Value of that account, which have not been distributed, to any surviving Beneficiary designated by the Active and/or Inactive Participant, or, if none, to his estate, pursuant to the provisions of Section 5.08.

Upon such distribution to the Beneficiary or estate of the Participant or Former Participant, all amounts to his credit shall be cancelled and all rights under the Plan shall cease.

The Company shall require such proof of death and such evidence of the right of any person to receive payment of the aforementioned amounts as it may deem desirable. The Company's determination of the right of any person to receive a benefit under the Plan shall be conclusive.

5.03	Distribution Upon Termination of Employment

In the event of termination of employment of a Participant, save and except as provided in Sections 5.01, 5.02, and 5.08 herein, all amounts allocated to a Participant shall vest irrevocably in that Participant on the day in which the Participant completes a period of twenty-four (24) consecutive months as a Participant under the Plan or under any other deferred profit sharing plan for which the Plan can reasonably be considered to have been substituted.

In the event of such termination of employment, the Company shall direct the Funding Agency to distribute to the Active or Inactive Participant the Then Value of that portion of his account which is vested, such distribution to be made pursuant to Section 5.04 and based upon such direction as the Company may require from the Participant. If the value of a Participant's vested account is zero, the Participant shall be deemed to have received a distribution of such vested account. Upon the distribution or deemed distribution of such account, any remaining units in the Participant's account shall be forfeit and distributed in accordance with Section 4.03, and all of the Participant's rights under the Plan shall cease.

5.04	Method, Medium and Time of Payment

Distributions under this Section 5.04 may be made in cash and/or securities as the Participants shall determine. A person entitled to receive a lump sum payment pursuant to this Article 5 may request that the amount be transferred directly from the Plan to a registered pension plan, a registered retirement savings plan, a registered retirement income fund or another deferred profit sharing plan, provided that such a request will be denied if the Plan would as a result become a revocable plan pursuant to subsection 147(21) of the Act, as amended.

Notwithstanding anything else herein contained, any distribution made pursuant to this Article 5 shall be made within 90 days of the earliest of the death of the Participant, the retirement or other termination of employment of the Participant by a Participating Employer, the date on which the Participant becomes 69 years of age, or the day the Plan is terminated or wound up. Upon such distribution or transfer, all amounts under the Participant's Account shall be cancelled and all rights under the Plan shall terminate.

5.05	Distribution While in Service

(a)

Subject to Sections 5.05 (b), (c), (d) and (e), a Participant shall not transfer or withdraw any portion of his Participant account until the earliest of the Participant's Retirement Date, death, termination of employment, Total and Permanent Disability, permanent layoff, or upon the termination of the Plan.

(b)

Notwithstanding subsection 5.05 (a), certain Participants who are employed at Integram Windsor Seating and who under the terms of the collective agreement with the National Automobile, Aerospace, Transportation and General Workers (CAW), Local 444 made an election to join the Pension Plan for Canadian Employees of Intier Automotive Inc. (the "Pension Plan") on or before March 15, 2002, are permitted to make a one-time withdrawal of fifty percent (50%) of the vested portion of their Participant account in the May following twenty-four months of their Plan participation.

(c)

Notwithstanding subsection 5.05 (a), Participants who became members of the Pension Plan for Canadian Employees of Magna International Inc. on January 1, 2001 or the Pension Plan thereafter, and who elect, in the form and manner determined by the Company, to fund past service credits under the Pension Plan by election made at any time during 2002 to 2006 inclusive and in accordance with the terms of the Pension Plan, may transfer all or a portion of the vested portion of their Participant account, regardless of their Years of Service, to the Pension Plan fund for such purpose.

(d)

Notwithstanding Section 5.05 (a) and subject to Section 5.05 (f), a Participant may withdraw once in any Plan Year up to the greater of the amounts determined under (i) the years of employment calculation or (ii) the age calculation, both described below:

(i)	Under the years of employment calculation, a Participant who has been employed by a Participating Employer or any other Related Employer, as determined by the Company:

(A)	for ten consecutive years, may withdraw up to fifty per cent (50%) of all contributions made under Section 4.02 to his account, less withdrawals already made, in any Plan Year; and

(B)	for twenty consecutive years, may withdraw up to seventy-five per cent (75%) of all contributions made under Section 4.02 to his account, less withdrawals already made, in any Plan Year.

(ii)	Under the age calculation, a Participant may withdraw once in any Plan Year, the following percentage of the Then Value of his account in each Plan Year:

Age of Participant at Date of Withdrawal	Percentage of Then Value of Account which may be withdrawn
55	20%
56	25%
57	33%
58	50%
59 or more	100%

(e)

Notwithstanding any other section under this Plan, a Participant who becomes an Inactive Participant by reason of having been transferred to a position which entitles him to participate in the Management Profit Participation Program, shall be entitled to elect to withdraw one hundred percent (100%) of the Then Value of his account in accordance with Sections 5.04 and 5.05 (f). In such event, the provisions of Section 2.03 shall apply in the event such Inactive Participant again becomes a Participant.

(f)	Notwithstanding any other section under this Plan, the following conditions shall apply to all withdrawals under this Section 5.05:

(i)	a Participant shall give at least thirty (30) days' written notice to the Company of his desire to make a withdrawal and the amount of the proposed withdrawal;

(ii)

under the years of employment calculation in Section 5.05 (e), all previous withdrawals, whether authorized by the years of employment or the age calculation must be taken into account, while under the age calculations previous withdrawals are taken into account;

(iii)	if the Participant is a member of a registered pension plan, then only the value of his account prior to such membership is available for distribution under Section 5.05 (d) (I).

5.06	Distribution in the Event of a Participating Employer or a division of a Participating Employer Ceases Participation in the Plan

In the event a Participant ceases to be eligible to participate in the Plan as a result of his employer ceasing to participate in the Plan, then further contributions into his account shall be suspended until such time as Sections 5.01, 5.02, 5.03, 5.04 or 5.05 applies.

5.07	Distribution in the Event of Sale of Business by Participating Employer

In the event of termination of employment of a Participant as a result of the sale by the Participant's employer of the assets of the business in which the Participant was employed, all amounts in such Participant's account shall become immediately vested. The Company shall direct the Funding Agency to distribute to such Participant the Then Value of his account, pursuant to the provisions of Section 5.05. Upon such distribution, all amounts to the Participant's credit shall be cancelled and all rights under the Plan shall cease.

5.08	Claims Procedure

Claims for benefits under the Plan shall be filed with the Company on forms supplied by the Company. Written notice of the disposition of a claim shall be furnished to claimants within sixty (60) days after the application therefor is filed. In the event a claim is denied, the reasons for the denial shall be specifically set forth, pertinent provisions of the Plan shall be cited and, where appropriate, an explanation will be provided as to how the claimant can act to make the claim valid.

6.	AMENDMENTS, MERGER, CONSOLIDATION OR TRANSFER OF ASSETS - TERMINATION

6.01	Amendment

This Plan may be amended or terminated at any time from time to time by an instrument in writing executed by the Board of Directors of the Company, the Corporate Governance and Compensation Committee of the Board of Directors of the Company or authorized signing officer(s) of the Company and delivered to the Funding Agency. However, no such amendment shall authorize or permit any part of the Fund (other than such part as is required to pay taxes and administration expenses to the extent provided in the Funding Agreement) to be used for or diverted to purposes other than for the exclusive benefit of the Participants or their Beneficiaries or estates; no such amendment shall cause any reduction in the amounts theretofore credited to any Participant, or cause or permit any portion of the Fund to revert to or become the property of the Company and no such amendment which affects the rights, duties or responsibilities of the Funding Agency may be made without the Funding Agency's written consent. Any such amendment shall become effective upon execution by the Secretary of the Company or authorized signing officer(s).

6.02	Merger, Consolidation or Transfer of Assets

The Plan and Fund shall not be merged or consolidated with nor shall any assets or liabilities be transferred to, any other Fund, other than at the request of a person pursuant to Sections 5.05, 5.06 or 5.07, unless the benefits to which each affected Participant is entitled immediately after the transfer to the new Fund would be equal to or greater than the benefits to which such Participant would be entitled under this Plan immediately prior to such transfer.

In the event that all of the assets and liabilities related to Participants are transferred to another fund other than at the request of a person pursuant to Sections 5.05, 5.06 or 5.07,

(a)	the total value of the assets transferred shall be equal to the sum of the Then Value of the accounts of the affected Participants;

(b)	the actual securities transferred by the Funding Agency shall be specified by the Company; and

(c)	the provisions of the successor plan shall be no less favourable to the affected Participants with respect to benefits earned under this Plan than the terms and provisions of this Plan.

Upon such transfer, all amounts to the Participants' credit shall be cancelled and all rights under the Plan shall cease. Notwithstanding the above, the Company shall not make or permit any transfer to another plan or fund if this Plan would as a result become a revocable plan pursuant to subsection 147(21) of the Act, as amended.

6.03	Termination; Discontinuance of Contributions

The Company shall have the right at any time to discontinue the contributions of Participating Employers hereunder and terminate the Plan and the Fund by delivering to the Funding Agency written notice of such discontinuance or termination.

Upon complete discontinuance of the Participating Employer's contributions or termination of the Fund, all affected Participant's accounts shall become fully vested and shall not thereafter be subject to forfeiture. Upon final termination of the Fund, the Company shall direct the Funding Agency to arrange for the distribution of all assets remaining in the Fund, after payment of any charges and expenses properly chargeable against the Fund to the extent provided in the Funding Agreement, to the Participants in accordance with the Then Value of their accounts, in cash or in kind and in such manner as the Company shall determine within 90 days of final termination of the Fund.

7.	MISCELLANEOUS

7.01	Participant's Rights

Except as may be specifically provided for by law, neither the establishment of the Fund hereby created, nor any modification thereof, nor the creation of any Fund or account, nor the payment of any benefits, shall be construed as giving to any Participant, Beneficiary or other person any legal or equitable right against the Company, or any officer or employee thereof, or the Funding Agency except as herein provided. Under no circumstances shall the terms of the employment of any Participant be modified or in any way affected hereby.

7.02	No Right of Employment

Nothing contained herein shall be deemed to give an Employee the right to be retained in the service of a Participating Employer or to interfere with the rights of the Participating Employer to discharge or layoff any Employee at any time and to deal with such Employee without regard to the effect which such treatment might have upon such Employee as a Participant.

7.03	Non-Alienation of Benefits

The right or interest of any Participant or Beneficiary to any benefit or to any payment hereunder or to any separate account shall not be subject to surrender, alienation or assignment, in whole or in part, whether voluntary, involuntary, by operation of law or otherwise.

7.04	Delegation of Authority by Participating Employer

Whenever a Participating Employer under the terms of this Plan is permitted or required to do or perform any act or matter or thing, it shall be done and performed by any authorized officer(s) of the Participating Employer.

7.05	Facility of Payment

If the Company receives evidence, which in its absolute discretion is satisfactory to it, that a person entitled to receive a payment under the Plan is a minor or is physically or mentally incompetent, the Company may direct the payment to any duly appointed committee, representative, trustee, guardian, attorney or other person or persons entitled at law to receive the payment on the person's behalf. Such payment shall be a complete discharge of the payment obligation under the Plan and Fund.

If there is no guardian, committee, or other legal representative of the estate of that person, the payment may, at the discretion of the Company, be paid:

(a)	to an individual or institution which is then maintaining or has custody of the person entitled to the pension or other benefit under the Plan, to the credit of such person; or

(b)

to a court or authorized government agency of the jurisdiction to which the person entitled to the payment is subject, for the credit of such person in accordance with the laws of that jurisdiction governing such payments;

and any such payment will be deemed to be a payment for the account of the person entitled to the payment, and will constitute a full and complete discharge for the payment under the Plan. If such person dies before receiving all of the payment to which he is entitled under the Plan, any remaining payment will be made to the personal representative for his estate subject to the provisions of the Plan.

7.06	Legal Actions

Except as may be specifically provided for by law, in any action or proceeding involving the Fund, or any property constituting part or all thereof, or the administration thereof, the Company and the Funding Agency shall be the only necessary parties and no Employees or former Employees of the Participating Employer or their Beneficiaries or any other person having or claiming to have an interest in the Fund or under the Plan shall be entitled to any notice or process.

Except as may be specifically provided for by law, any final judgement which is not appealed or appealable that may be entered in any such action or proceeding shall be binding and conclusive on the parties hereto and all persons having or claiming to have any interest in the Fund or under the Plan.

7.07	Benefits or Loans

No benefit or loan, other than as permitted from time to time by paragraph 147(2)(k.1) of the Act, as amended, that is conditional in any way on the existence of the Plan may be extended to a Participant, Beneficiary or a person with whom a Participant or Beneficiary does not deal at arm's length.

7.08	Related Persons and Specified Shareholders

No individual who for purposes of the Act is, or is related to, a specified shareholder, as that term is defined under the Act, of any Participating Employer or of a corporation related to a Participating Employer may become a Participant or Beneficiary under the Plan. Any individual who becomes such a specified shareholder shall be deemed not to be a Participant under the Plan throughout the period during which he is such a specified shareholder. No person who is related to a member of a partnership that is a party to the Plan pursuant to Section 2.01 may become a Participant or Beneficiary under the Plan.

7.09	Interpretation of Plan Provisions

The Company as the administrator of the Plan, shall decide conclusively all matters relating to the operation, interpretation and application of the Plan. The Company may make rules for the administration of the Plan and may amend such rules from time to time, provided such rules do not conflict with any provision of the Plan or Funding Agreement.

8.	STATUTORY REQUIREMENT

8.01	Residency of Funding Agency

The Funding Agency (and any successor Funding Agency or Funding Agencies) shall be resident in Canada.

8.02	Qualification of Funding Agency

If a corporation licensed or otherwise authorized under the laws of Canada or a province thereof to carry on in Canada the business of offering to the public its services as trustee is not a Funding Agency hereunder, there shall be at least three resident trustees hereunder who shall be individuals and who shall meet any requirements for acting as Funding Agency under the Act or any rules of the applicable regulatory authorities.

9.	OVERRIDING PROVISIONS

9.01	Relationship with Magna Plan

Notwithstanding anything in this Plan to the contrary (and whether specifically addressed or generally referred to), all Employees who, prior to the effective date of the Plan, were "participants" within the meaning of the Deferred Profit Sharing Plan for Canadian Employees of Magna (as amended and/or restated) (the "Magna Plan") shall as of the Effective Date, be deemed to be Participants under this Plan, with their respective years of service under the Magna Plan being carried-over and continued under this Plan. For greater certainty, as of the Effective Date, no Employee is intended to be penalized (or rewarded) in terms of participation eligibility, years of service, vested percentages, distribution rights or otherwise, by virtue of the establishment of this Plan for Canadian employees of Intier Automotive as a successor for such employees to the Magna Plan.